SELECT ASSET FUND, SERIES 2, INC.

                        Statement of Assets and Liabilities

                                    June 30, 1999

                                     (Unaudited)

Assets
Cash and cash equivalents                                   $         40,722
Interest receivable                                                      163
   Total Assets                                                       40,885


Liabilities
Accrued expenses                                                      23,500
   Total Liabilities                                                  23,500
   Net Assets                                               $         17,385


Net assets are represented by:
Common stock at par value, $.01 per share, 199,992,400 shares
     authorized, 1,738,500 shares issued and outstanding              17,385

   Net Assets                                               $         17,385

   Net asset value per common shares outstanding            $           0.01




See accompanying notes


                         SELECT ASSET FUND, SERIES 2, INC.

                              Statement of Operations

                 For the period from January 1, 1999 to June 30, 1999

                                    (Unaudited)



Investment income:
       Dividend income                                      $         88,410
       Interest income                                                 5,678
        Total investment income                                       94,088

Expenses:
   Administration fees (Note 2)                                       32,744
   Investment management fee (Note 2)                                  1,773
   Independent auditors                                                9,767
   Interest expense                                                    1,832
   Directors fees and expenses                                         3,000
   Legal fees                                                          5,933
   Other expenses                                                        439
        Total expenses                                                55,488
        Net investment income                                         38,600

Net realized and unrealized gains (losses) on investments:
   Net realized loss on investments:                                (109,941)

        Net decrease in net assets resulting
           from operations                                  $        (71,341)


See accompanying notes


                         SELECT ASSET FUND, SERIES 2, INC.

                        Statement of Changes in Net Assets

              For the period from January 1, 1999 to June 30, 1999

                     and for the year ended December 31, 1998



                                               For the six
                                              months ended       For the
                                              June 30, 1999     year ended
                                               (UNAUDITED)   December 31, 1998
From operations:
   Net investment income                    $        38,600        5,661,498
   Net realized gain on investments                (109,941)       6,393,972
   Net change in unrealized appreciation
        on investments                                    0     (195,542,832)
Increase (decrease) in net assets resulting from
   operations                                       (71,341)    (183,487,362)

Dividends from net investment income:
   Auction market preferred stock                         0                0
   Common stock                                     (38,600)      (5,661,498)
                                                    (38,600)      (5,661,498)

Distributions from net realized gains:
   Common stock                                           0       (6,393,972)

Decrease in net assets resulting from
   distibutions to stockholders                     (38,600)     (12,055,470)

Increase (decrease) from capital transactions:
   Capital contribution from common stockhold             0      138,719,277
   Redemption of common stock                      (583,384)               0
   Distribution of capital to common
      stockholder                              (370,708,807)    (249,797,572)
                                               (371,292,191)    (111,078,295)
Total increase (decrease) in net assets        (371,402,132)    (306,621,127)

Net assets:
   Beginning of period                          371,419,517      678,040,644

   End of period                            $        17,385      371,419,517



See accompanying notes


                   SELECT ASSET FUND, SERIES 2, INC.

                   Notes to the Financial Statements

                           June 30, 1999

                            (Unaudited)



1.      Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for the Fund. Management is in the process of liquidating the Fund and expects to complete the process by August 31, 1999.

The Select Asset Fund, Series 2 Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are generally distributed annually.

The character of income and gains to be distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2.      Related Party Transactions

A collective trust fund for employee benefit plans was the sole common stockholder of the Fund. Certain officers and directors of the Fund were affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the period ended June 30, 1999 and the year ended December 31, 1998, dividend and capital gain distributions to the common stockholder were $638,684 and $12,055,470, respectively.

During the six months ended June 30, 1999 and the year ended December 31, 1998, return of capital distributions to the common stockholder amounted to approximately $161,000,000 and approximately $249,800,000, respectively.

For the year ended December 31, 1998, the common stockholder made capital contributions to the Fund in the amount of $138,719,277.

Comerica Bank served as both custodian and administrator for the Fund and received a fee based on 0.06% of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank served as investment advisor to the Fund. The annual investment management fee was 0.01% of average equity investments. The administration and management fees were calculated and accrued on a monthly basis and generally were paid on a quarterly basis.

3.      Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the six months ended June 30, 1999 were $0 and $3,006,614, respectively.

4.      Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.


                         SELECT ASSET FUND, SERIES 2, INC.

                               Financial Highlights


                                      For the six
                                      months ended
                                      June 30,1999   Year ended December 31,
                                      (Unaudited)   1998    1997    1996    1995

For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning
    of period                              5.23     9.54    6.83  14.41   10.97
 Net investment income                     0.00     0.08    0.21   0.20    0.52
 Net realized and unrealized gains
    (losses) on investments                0.00     2.23    3.57   1.77    6.00
   Total from investment operations        0.00     2.31    3.78   1.97    6.52
Capital contribution                       0.00     1.95    5.12    -       -
Less distributions from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders                   0.00     -     (0.19)  (0.14)  (0.45)
 Dividends paid to common
    shareholders                           0.00   (0.08)  (0.03)  (0.06)  (0.05)
Less distributions from net realized gains:
 Common stock equivalent of
    dividends paid to AMPS holders          -       -       -       -       -
 Dividends paid to common
    shareholders                           0.00   (4.98)  (1.95)  (1.80)  (0.54)
Less distributions from paid-in capital:
 Return of capital to common
    stockholder                           (5.22)  (3.51)  (4.02)  (7.55)  (2.04)
      Total distributions                 (5.22)  (8.57)  (6.19)  (9.55)  (3.08)
Net asset value, end of period            $0.01   $5.23   $9.54   $6.83  $14.41
Total investment return                   -0.02%  24.18%  33.84%  13.67%  59.43%
Ratios/supplemental data:
 Net assets at end of period (000s)          17   371422  678041  795185  936359
 Average net assets (000s)                   17   418540  926937  860368  901872
Ratio of expenses to average net assets
     applicable to common stock (1)      332.60%   0.09%   0.14%   0.23%   0.13%
Ratio of net investment income to
     average net assets applicable
     to common stock (1)                 231.37%   1.35%   1.68%   1.64%   2.64%
Portfolio turnover                         0.00%   8.25%   5.37%  17.51%  16.27%

Asset coverage per AMPS share
 end of period                             -       -       -     256,511   -
AMPS shares outstanding                    -       -       -       3,100   -
Asset coverage for notes payable,
 end of period                             -     333413% 598019% 674557% 794298%
Notes payable, end of period               -     111,400 113,400 117,900 117,900

 (1)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders. Ratios from 1996 and years prior have been restated to exclude the effect of dividend payments to AMPS holders.


See accompanying notes to financial statements.